United States securities and exchange commission logo





                            November 21, 2023

       Mingming Su
       Chief Strategy Officer & Director
       DouYu International Holdings Ltd
       20/F, Building A, New Development International Center
       No. 473 Guanshan Avenue
       Hongshan District, Wuhan, Hubei Province 430073
       People's Republic of China

                                                        Re: DouYu International
Holdings Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38967

       Dear Mingming Su:

              We have reviewed your November 9, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 12,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1.                                                   In your response to
prior comment 2, you state that    The value indicated for the    Amounts
                                                        due from the VIEs
pursuant to contractual arrangements    item provided in our September
                                                        25, 2023 response
represents the amount of fee receivables due to DouYu Yule under the
                                                        Business Operation
Agreements.    Please explain with greater specificity how this value
                                                        was determined,
including citations to relevant legal authority under the Investment
                                                        Company Act of 1940 (
Investment Company Act   ) and, as necessary, the supporting
                                                        accounting guidance.
 Mingming Su
FirstName LastNameMingming    Su
DouYu International Holdings Ltd
Comapany 21,
November  NameDouYu
              2023     International Holdings Ltd
November
Page 2    21, 2023 Page 2
FirstName LastName
2. We note your response to prior comment 5, including your representation that you consulted U.S. counsel for U.S. securities law matters. As previously requested, please confirm whether you have received an opinion issued by counsel regarding your reliance on the exclusion from the definition of investment company provided by
Section 3(b)(1)
         under the Investment Company Act.
3. We note your response to prior comment 6. Please advise as to whether you are able to recalculate your responses to our prior comments in your letters dated November 9, 2023 and September 25, 2023, as of September 30, 2023.
Form 6-K Filed November 21, 2023
Exhibit 99.1, page 1

4. We note the disclosure in your Form 6-K dated November 21, 2023 indicating that Mr.
         Chen was arrested    on or about November 16, 2023.    However we also
note numerous
         articles indicating that Mr. Chen may have been taken into custody much earlier. For
         example, CNN reported on November 7, 2023 that Mr. Chen    was being
investigated and
         had been missing for nearly three weeks.    Please tell us the
specific date that Mr. Chen
         was arrested. In addition, please confirm that Mr. Chen has been serving as your CEO in an acting capacity up until his arrest, and whether his arrest impacts his ability to fulfill his role and responsibilities of CEO for the foreseeable future.
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Technology
cc:      Li He